UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                  March 16,
2021

  Via E-Mail
  Tobias L. Knapp, Esq.
  O   Melveny & Myers LLP
  Times Square Tower
  Seven Times Square
  New York, NY 10036

           Re:     Taronis Fuels, Inc.
                   Definitive Additional Materials filed on Schedule 14A Filed March 15, 2021
                   File No. 000-56101

  Dear Mr. Knapp:

           We have reviewed your filing and have the following comments.

  Definitive Additional Materials filed on Schedule 14A

  1.       We note your statement that    Taronis shareholders should not be
misled by the
           false information being disseminated by the Welo/Wetherald activist group. The
           activist   s diatribe of manufactured grievances is nothing more
than an attempt to
           distract shareholders from the fact that they are trying to steal the company, to
           take control without paying shareholders for it.    Note that you
must avoid issuing
           statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

  2. With a view toward future revised disclosure, please tell us why you introduce uncertainty about whether the company, your directors and officers are
           participants in the solicitation by stating that they    may be
deemed    participants.

           Please direct any questions to me at (202) 551-3619.

                                                         Sincerely,

                                                         /s/ Daniel F. Duchovny
                                                         Daniel F. Duchovny
                                                         Special Counsel
                                                         Office of Mergers and
Acquisitions